EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

At the request of the Securities Authority, and regarding the media reports on the subject, the Company hereby provides notification that on January 16, 2018, the Deputy acting Chairman of the Company’s Board of Directors, Mr. David Granot, was sent an inquiry from Elliott Advisors (UK) Limited (“Elliot”) whereby Elliot, together with funds it advises, presumably holds “an economic interest of 4.8% in the Company.”

In its inquiry, Elliott proposes, among other things, implementing a number of measures, including: simplifying the ownership structure of the Company by removing at least one of the three layers in the chain of holdings therein; the resignation of directors of the Company who are affected by an investigation by the Securities Authority or are related to Eurocom Communications Ltd., the controlling shareholder in the Company, and their replacement by professional directors who will be elected by an independent special committee of the Company’s Board of Directors, after consultation with key shareholders in the Company and with the approval of the shareholders’ meeting; and that in the event of a change or exchange of the ultimate controlling shareholders of the Company, the appointment of the directors of the Company shall be made after consultation with key shareholders in the Company and with the approval of the shareholders’ meeting.

Elliott proposed to hold a discussion of such measures with the Deputy Chairman of the Company’s Board of Directors, and intends to meet with its representatives.

The Company is examining Eliot’s inquiry, and is unable at the present stage to relate to the inquiry substantively and/or to evaluate its implications.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.